Filed By: Global X Funds Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Mirae Asset Discovery Funds Investment Company Act File No. of Subject Company: 811-22406 Mirae Asset Discovery Funds Answering Machine Script Hi- This is Rob Creamer from Mirae Asset, and I am calling with regard to your investment in the Mirae Asset Mutual Funds, and the proposal to convert these funds to actively managed ETFs advised by our affiliate, Global X Management Company. We have reached out several times and we would sincerely appreciate your reply. If you have missed our previous outreach, I do want to emphasize again that Mirae believes it is in the best interests of our shareholders to convert these funds to actively managed ETFs, where they will continue to offer shareholders access to the same exact global portfolio management team, and substantially similar investment strategies, at a lower management fee. Please contact our Proxy Solicitor as soon as possible at 1-800-330-4627 Monday through Friday between the hours of 9:00am and 10:00pm Eastern Time and Saturday between the hours of 10:00am and 6:00pm Eastern Time. Your vote is very important and every vote truly matters. Thank you and have a good day.